EX-28.h.2

TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AGREEMENT is made as of the 27th day of October, 2025, by and between STATE STREET BANK AND TRUST COMPANY, Massachusetts trust company (“State Street” or the “Transfer Agent”), and DIMENSIONAL INVESTMENT GROUP INC., a Maryland corporation (the “Fund”).

WHEREAS, the Fund is authorized to issue shares of beneficial interest (“Shares”) in separate series, with each such series representing interests in a separate portfolio of securities and other assets (each, a “Portfolio,” and collectively, the “Portfolios”);

WHEREAS, the Fund desires to have certain of its Portfolios offer one or more classes of exchange-traded shares that operate as an exchange-traded fund, each as named in the attached Schedule A, which may be amended by the parties from time to time (each such class, together with all other classes subsequently established by the Fund and made subject to this Agreement in accordance with Section 11 of this Agreement, being herein referred to as an “ETF Class”, and collectively as the “ETF Classes”);

WHEREAS, each Portfolio will issue and redeem ETF Class Shares only in aggregations of Shares known as “Creation Units” as described in the currently effective prospectus and statement of additional information of the Portfolio (collectively, the “Prospectus”);

WHEREAS, only those entities (“Authorized Participants”) that have entered into an Authorized Participant Agreement with the distributor of the Fund, currently DFA Securities LLC (the “Distributor”), are eligible to place orders for Creation Units with the Distributor;

WHEREAS, the Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding ETF Class Shares;

WHEREAS, Fund desires to appoint Transfer Agent to act as transfer agent, dividend disbursing agent and agent in connection with certain other activities, for each Portfolio’s ETF Class; and Transfer Agent is willing to accept such appointment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto, agree as follows:

1.	TERMS OF APPOINTMENT

1.1
Subject to the terms and conditions set forth in this Agreement, the Fund and each Portfolio hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, transfer agent for the Creation Units and dividend disbursing agent of the Fund and each Portfolio’s ETF Class.

1.2
Transfer Agency Services.  In accordance with procedures established from time to time by agreement between the Fund and each Portfolio, as applicable, and the Transfer Agent (the “Procedures”), the Transfer Agent shall:

(i)	establish each Authorized Participant’s account in the applicable Portfolio on the Transfer Agent’s recordkeeping system and maintain such account for the benefit of such Authorized Participant;
(ii)
receive and process orders for the purchase of Creation Units from the Distributor or the Fund or the Authorized Participant via Fund Connect® ETF or a successor system of similar quality, and promptly deliver payment and appropriate documentation thereof to the custodian of the applicable Portfolio as identified by the Fund (the “Custodian”);

(iii)
generate or cause to be generated and transmitted confirmation of receipt of such purchase orders to the Authorized Participants and, if applicable, transmit appropriate trade instruction to the National Securities Clearance Corporation (“NSCC”);

(iv)	in the event of a systems issue to Fund Connect® ETF or a successor system of similar quality, provide an alternative process to ensure order acceptance;
(v)
maintain a current list of authorized persons of each Authorized Participant as directed by the Authorized Participant, and only permit such authorized persons to give instructions or any other notice, request or instruction (whether via Fund Connect® ETF or a successor system of similar quality, or any other manner contemplated in the Authorized Participant Agreement) with respect to creation or redemption orders in the Funds;

(v)	receive and process redemption requests and redemption directions from the Distributor or the Fund and deliver the appropriate documentation thereof to the Custodian;
(vi)	with respect to items (i) through (iv) above, the Transfer Agent may execute transactions directly with Authorized Participants;
(vii)
at the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid  over in the appropriate manner such monies, if any, to the redeeming Authorized Participant as instructed by the Distributor or the Fund ;

(viii)	prepare and transmit by means of DTC’s book-entry system payments for any dividends and distributions declared by the Fund on behalf of the applicable Portfolio;
(ix)
record the issuance of Shares of the applicable Portfolio and maintain a record of the total number of Shares of each Portfolio which are issued and outstanding; and provide the Fund on a regular basis with the total number of Shares of each Portfolio which are issued and outstanding but Transfer Agent shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares to determine if there are authorized Shares available for issuance or to take cognizance of any laws relating to, or corporate actions required for, the issue or sale of such Shares, which functions shall be the sole responsibility of the Fund and each Portfolio; and, excluding DTC or its nominee as the record or registered owner, the Transfer Agent shall have no obligations or responsibilities to account for, keep records of, or otherwise related to, the beneficial owners of the Shares;
(x)
maintain and manage, as agent for the Fund and each Portfolio, such bank accounts as the Transfer Agent shall deem necessary for the performance of its duties under this Agreement, including but not limited to, the processing of Creation Unit purchases and redemptions and the payment of a Portfolio’s dividends and distributions.  The Transfer Agent may maintain such accounts at the bank or banks deemed appropriate by the Transfer Agent in accordance with applicable law;

(xi)	process any request from an Authorized Participant to change its account registration; and
(xii)
except as otherwise instructed by the Fund, the Transfer Agent shall process all transactions in each Portfolio in accordance with the procedures mutually agreed upon by the Fund and the Transfer Agent with respect to the proper net asset value to be applied to purchase orders received in good order by the Transfer Agent or by the Fund or any other person or firm on behalf of such Portfolio or from an Authorized Participant before cut-offs established by the Fund.  The Transfer Agent shall report to the Fund any known exceptions to the foregoing.

1.3	Additional Services. In addition to, and neither in lieu of nor in contravention of the services set forth in Section 1.2 above, the Transfer Agent shall perform the following services:
(i)
The Transfer Agent shall perform such other services for the Fund that are mutually agreed to by the parties from time to time, for which the Fund will pay such fees as may be mutually agreed upon, including the Transfer Agent’s reasonable out-of-pocket expenses.  The provision of such services shall be subject to the terms and conditions of this Agreement.

(ii)	State Transaction (“Blue Sky”) Reporting. If applicable, the Fund shall be solely responsible for its “blue sky” compliance and state registration requirements.
(iii)
DTC and NSCC.  The Transfer Agent shall: (a) accept and effectuate the registration and maintenance of accounts, and the purchase and redemption of Creation Units in such accounts, in accordance with instructions transmitted to and received by the Transfer Agent by transmission from DTC or NSCC on behalf of Authorized Participants; and (b) issue instructions to a Portfolio’s banks for the settlement of transactions between the Portfolio and DTC or NSCC (acting on behalf of the applicable Authorized Participant).
1.4
Authorized Persons.  The Fund and each Portfolio, hereby agrees and acknowledges that the Transfer Agent may rely on the current list of authorized persons, including the Distributor, as provided or agreed to by the Fund and as may be amended from time to time, in receiving instructions to issue or redeem Creation Units.  The Fund and each Portfolio, agrees and covenants for itself and each such authorized person that any order or sale of or transaction in Creation Units received by it after the order cut-off time as set forth in the Prospectus or such earlier time as designated by such Portfolio (the “Order Cut-Off Time”), shall be effectuated at the net asset value determined on the next business day or as otherwise required pursuant to the applicable Portfolio’s then-effective Prospectus, and the Fund or such authorized person shall so instruct the Transfer Agent of the proper effective date of the transaction.

1.5
Anti-Money Laundering and Client Screening.  With respect to the Fund’s or any Portfolio’s offering and sale of Creation Units at any time, and for all subsequent transfers of such interests, the Fund or its delegate shall, to the extent applicable, directly or indirectly and to the extent required by law:  (i) conduct know your customer/client identity due diligence with respect to potential investors and transferees in the Shares and Creation Units and shall obtain and retain due diligence records for each investor and transferee; (ii) use its best efforts to ensure that each investor’s and any transferee’s funds used to purchase Creation Units or Shares shall not be derived from, nor the product of, any criminal activity; (iii) if requested, provide periodic written verifications that such investors/transferees have been checked against the United States Department of the Treasury Office of Foreign Assets Control database for any non-compliance or exceptions; and (iv) perform its obligations under this Section in accordance with all applicable anti-money laundering laws and regulations.  In the event that the Transfer Agent has received advice from counsel that access to underlying due diligence records pertaining to the investors/transferees is necessary to ensure compliance by the Transfer Agent with relevant anti-money laundering (or other applicable) laws or regulations, the Fund shall, upon receipt of written request from the Transfer Agent, provide the Transfer Agent copies of such due diligence records.

1.6
Tax Law.  The Transfer Agent shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund, a Portfolio, any Creation Units, any Shares, a beneficial owner thereof, an Authorized Participant or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax laws of any country or of any state or political subdivision thereof.  It shall be the responsibility of the Fund to notify the Transfer Agent of the obligations imposed on the Fund, a Portfolio, the Creation Units, the Shares, or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax law of countries, states and political subdivisions thereof, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting.
1.7
Regulation GG. The Fund and each Portfolio represents and warrants that it does not engage in an “Internet gambling business,” as such term is defined in Section 233.2(r) of Federal Reserve Regulation GG (12 CFR 233) and covenants that it shall not engage in an Internet gambling business. In accordance with Regulation GG, the Fund and each Portfolio is hereby notified that “restricted transactions,” as such term is defined in Section 233.2(y) of Regulation GG, are prohibited in any dealings with the Transfer Agent pursuant to this Agreement or otherwise between or among any party hereto.

1.8
Site Visits and Inspections; Regulatory Examinations. During the term of this Agreement, authorized representatives of the Fund may conduct periodic site visits of the Transfer Agent’s facilities and inspect the Transfer Agent’s records and procedures solely as they pertain to the Transfer Agent’s services for the Fund under or pursuant to this Agreement. Such inspections shall occur during the Transfer Agent’s regular business hours and, except as otherwise agreed to by the parties, no more frequently than twice a year. Site visits as may be scheduled in the ordinary course of business are not restricted in frequency. The Fund agrees to reimburse the Transfer Agent for certain third party, out-of-pocket expenses, as mutually agreed upon, that the Transfer Agent may reasonably incur in connection with such site visits and inspections. No such expenses will be charged to the Fund when the Fund’s CCO or officers participate in the Transfer Agent sponsored events for CCOs or officers of its transfer agency clients. In connection with such site visit and/or inspection, the Fund shall not attempt to access, nor will it review, the records of any other clients of the Transfer Agent and the Fund shall conduct the visit/inspection in a manner that will not interfere with the Transfer Agent’s normal and customary conduct of its business activities, including the provision of services to the Fund and to other clients. The Transfer Agent shall have the right to immediately require the removal of any Fund representatives from its premises in the event that their actions, in the reasonable opinion of the Transfer Agent, jeopardize the information security of its systems and/or other client data or otherwise are disruptive to the business of the Transfer Agent. The Transfer Agent may require any persons seeking access to its facilities to provide reasonable evidence of their authority. The Transfer Agent may also reasonably require any of the Fund’s representatives to execute a confidentiality agreement in a form mutually agreed to by the Fund and the Transfer Agent before granting such individuals access to its facilities. The Transfer Agent will also provide reasonable access to the Fund's governmental regulators, at the Fund’s expense, solely to (i) the Fund’s records held by the Transfer Agent and (ii) the procedures of the Transfer Agent directly related to its provision of services to the Fund under the Agreement.

2. FEES AND EXPENSES

2.1
Fee Schedule.  For the performance by the Transfer Agent of services provided pursuant to this Agreement, the Fund agrees on  behalf of each Portfolio to pay the Transfer Agent the fees and expenses as agreed upon in a written fee schedule between the Fund and the Transfer Agent.

3. REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT
The Transfer Agent represents and warrants to the Fund that:

3.1	It is a trust company duly organized and existing under the laws of the Commonwealth of Massachusetts.
3.2
It is duly registered as a transfer agent under Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), it will remain so registered for the duration of this Agreement, and it will promptly notify the Fund in the event of any material change in its status as a registered transfer agent.

3.3	It is duly qualified to carry on its business in the Commonwealth of Massachusetts.
3.4	It is empowered under applicable laws and by its organizational documents to enter into and perform the services contemplated in this Agreement.
3.5	All requisite organizational proceedings have been taken to authorize it to enter into and perform this Agreement.
3.6	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

3.7	It will promptly notify the Fund in the event that the Transfer Agent is for any reason unable to perform any of its obligations under this Agreement.

3.8
It will promptly notify the Fund, except as may be prohibited by applicable law, of any legal, regulatory or administrative proceedings that have been instituted, which would materially impair the Transfer Agent’s ability to perform its duties and obligations under this Agreement.

3.9
The various procedures and systems which it has implemented with regard to safeguarding from loss or damage attributable to fire, theft or any other cause, the Fund’s records and other data and the Transfer Agent’s records, data equipment facilities and other property used in the performance of its obligations hereunder are adequate and it will make such changes therein from time to time as it may deem reasonably necessary for the secure performance of its obligations hereunder.

The Transfer Agent will notify the Fund promptly if any of the representations and warranties above cease to be true.

4. REPRESENTATIONS AND WARRANTIES OF THE FUND AND THE PORTFOLIOS

The Fund and each Portfolio represents and warrants to the Transfer Agent that:

4.1	The Fund is a corporation duly organized, existing and in good standing under the laws of the state of its formation.
4.2	The Fund is empowered under applicable laws and by its organizational documents to enter into and perform this Agreement.
4.3
All requisite proceedings have been taken to authorize the Fund to enter into, perform and receive services pursuant to this Agreement and to appoint the Transfer Agent as transfer agent of the Fund and the Portfolios.

4.4	The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.
4.5
A registration statement under the Securities Act of 1933, as amended (the “Securities Act”), is currently effective and will remain effective, and all appropriate state securities law filings have been made and will continue to be made, with respect to all Shares of the Fund being offered for sale.

4.6
Where information provided by the Fund or the Authorized Participants includes personal information, the Fund will obtain all consents and approvals and give all notices, as required by all applicable laws and regulations regarding the collection, processing, use or disclosure of personal information, and as required for the Transfer Agent to use and disclose such personal information in connection with the performance of the services.

5. DATA ACCESS SERVICES
5.1
The Fund acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Fund by the Transfer Agent as part of the Fund’s ability to access certain Fund-related data maintained by the Transfer Agent or another third party on databases under the control and ownership of the Transfer Agent (“Data Access Services”) constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer Agent or another third party.  In no event shall Proprietary Information be deemed Authorized Participant information or the confidential information of the Fund.  The Fund and each Portfolio agrees to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder.  Without limiting the foregoing, the Fund agrees for itself and its officers and agents, to:

(i)	use such programs and databases solely on the Fund’s or its affiliates’ or agents’ computers, or solely from equipment at the location(s) agreed to between the Fund and the Transfer Agent, and solely in accordance with the Transfer Agent’s applicable user documentation;
(ii)	refrain from copying or duplicating in any way (other than in the normal course of performing processing on the Fund’s computer(s)) the Proprietary Information;
(iii)
refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform the Transfer Agent in a timely manner of such fact and dispose of such information in accordance with the Transfer Agent’s instructions;

(iv)
refrain from causing or allowing Proprietary Information transmitted from the Transfer Agent’s computers to the Fund’s, or such agents’ computer to be retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent (such consent not to be unreasonably withheld);

(v)	allow the Fund or its affiliates or agents to have access only to those authorized transactions agreed upon by the Fund and the Transfer Agent; and
(vi)
honor all reasonable written requests made by the Transfer Agent to protect at the Transfer Agent’s expense the rights of the Transfer Agent in Proprietary Information at common law, under federal copyright law and under other federal or state law; however, the foregoing shall not be construed to require the Fund to execute any assignments of intellectual property rights or to become a party to any litigation or other legal proceeding.

5.2
Proprietary Information shall not include all or any portion of any of the foregoing items that (i) are or become publicly available without breach of this Agreement; (ii) are released for general disclosure by a written release by the Transfer Agent; or (iii) are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement. The Fund may disclose Proprietary Information in the event that it is required to be disclosed: (i) by law or in a judicial or administrative proceeding; or (ii) by an appropriate regulatory authority having jurisdiction over the Fund; provided that all reasonable legal remedies for maintaining such information in confidence have been exhausted including, but not limited to, giving the Transfer Agent advance notice of the possibility of such disclosure so that the Transfer Agent may attempt to prevent such disclosure or obtain a protective order concerning such disclosure.

5.3
If the Fund notifies the Transfer Agent that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, the Transfer Agent shall use commercially reasonable efforts to correct such failure.  Organizations from which the Transfer Agent may obtain certain data included in the Data Access Services are solely responsible for the contents of such data, and the Fund agrees to make no claim against the Transfer Agent arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof.  In the event that the Transfer Agent becomes aware of a material issue with respect to the integrity of the data, the Transfer Agent will promptly advise the Fund of the event and of the extent of distribution of data to any recipients.
5.4
If the transactions available to the Fund include the ability to originate electronic instructions to the Transfer Agent in order to (i) effect the transfer or movement of cash or Creation Units, or (ii) transmit Authorized Participant information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instruction without undertaking any further inquiry as long as such instruction is undertaken in conformity with security procedures established by the Transfer Agent from time to time.

5.5	Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section. The obligations of this Section shall survive any earlier termination of this Agreement.
5.6
DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN “AS IS, AS AVAILABLE” BASIS.  THE TRANSFER AGENT EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

6.	STANDARD OF CARE / LIMITATION OF LIABILITY
6.1
The Transfer Agent shall at all times act in good faith and without negligence and agrees to exercise the care and expertise of a leading provider of transfer agency services and use all reasonable efforts in performing the services under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors unless said errors are caused by its bad faith, negligence, fraud or willful misconduct or that of its employees or agents.

6.2
Notwithstanding any other provision of this Agreement, neither party will be liable for (i) any indirect, consequential, speculative, punitive or special losses or (ii) loss of profit, revenue, opportunity, business, anticipated savings, goodwill and damage to reputation, or losses of any similar kind; in each case whether or not a party has been advised of or otherwise could have anticipated the possibility of such losses, except to the extent any such losses cannot be excluded or limited as a matter of law applicable to either party.

7	INDEMNIFICATION
7.1
The Transfer Agent and its affiliates, including their respective officers, directors, employees and agents (the “Indemnitees”), shall not be responsible for, and the Fund and each Portfolio, severally and not jointly, shall indemnify and hold the Indemnitees harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees (including the defense of any lawsuit solely in connection with services under this Agreement in which one of the Indemnitees is a named party), payments, expenses and liability directly arising out of or directly attributable to the following; provided, however, that the Fund and each Portfolio shall not be obligated to indemnify the Transfer Agent hereunder if such loss, damage or liability is due to the Transfer Agent’s (i) breach of its standard of care as set forth in Section 6.1 or (ii) violation of applicable law or regulation pertaining to the transfer agency services:

(i)
all actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence or willful misconduct;

(ii)	the Fund’s lack of good faith, negligence or willful misconduct;
(iii)
reasonable reliance upon, and any subsequent reasonable use of or action taken or omitted, by the Transfer Agent, or its agents or subcontractors on: (a) any information, records, documents, data, stock certificates or services, which are received by the Transfer Agent or its agents or subcontractors in physical form, or by machine readable input, facsimile, electronic data entry, electronic instructions or other similar means authorized by the Fund, and which have been prepared, maintained or performed by the Fund or any other person or firm on behalf of the Fund, including but not limited to any broker-dealer, third party administrator or previous transfer agent; (b) any instructions or requests of the Fund or its officers or the Fund’s agents or subcontractors or their officers or employees; (c) any instructions or opinions of legal counsel to the Fund or any Portfolio with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement which are provided to the Transfer Agent by the Fund or Portfolio after consultation with such legal counsel; or (d) any paper or document, reasonably believed to be genuine, authentic, or signed by the proper person or persons;

(iv)
the offer or sale of Creation Units in violation of any requirement under federal or state securities laws or regulations requiring that such Creation Units be registered, or in violation of any stop order or other determination or ruling by any federal or state agency with respect to the offer or sale of such Creation Units (except to the extent that such violation resulted directly from the Transfer Agent’s breach of its standard of care as set forth in Section 6.1 that results in a failure to comply with the instructions of the Fund or Portfolio or other authorized party identifying the states and countries where the Creation Units are registered or exempt, and the number of Creation Units of each class registered with respect to each such state or country, as applicable);
(v)
the negotiation and processing of any checks, wires and ACH transmissions, including without limitation, for deposit into, or credit to, the Fund’s demand deposit accounts maintained by the Transfer Agent; the Transfer Agent shall assist the Fund and work with the Fund and the depositing and/or originating bank to mitigate the losses where possible; however, the Fund acknowledges that such mitigation is not a condition of this indemnity obligation;

(vi)	all actions relating to the transmission of Fund, Creation Unit or Authorized Participant data through the NSCC clearing systems, if applicable; and
(vii)
any tax obligations of the Fund or a Portfolio under the tax laws of any country or of any state or political subdivision thereof, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed, imposed or charged against the Transfer Agent as transfer agent hereunder.

8. ADDITIONAL COVENANTS OF THE FUND AND THE TRANSFER AGENT
8.1	Delivery of Documents. The Fund shall promptly furnish to the Transfer Agent copies of each of the following documents and all future amendments and supplements, if any:
(i)
The Fund and the Portfolio’s formation and governing documents (i.e., certificate of incorporation and limited partnership, and limited partnership and corporation agreements) and all amendments thereto (the “Governing Documents”);

(ii)	The Fund’s most recent Prospectus and all updates or amendments thereto;
(iii) a certificate of the Fund’s managing member or its functional equivalent certifying the authorization of certain individuals on behalf of the Fund or Portfolio to (a) give instructions to the Transfer Agent pursuant to this Agreement and (b) sign checks and pay expenses; and

(iv) such other certificates, documents or opinions which the Transfer Agent may, in its reasonable discretion, deem necessary or appropriate in the proper performance of its duties.

8.2	Certificates, Checks, Facsimile Signature Devices. The Transfer Agent hereby agrees to establish and maintain facilities and procedures for safekeeping of any stock certificates, check forms and facsimile signature imprinting devices; and for the preparation or use, and for keeping account of, such certificates, forms and devices.
8.3
Records.  The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form, manner and for such periods, as it may deem advisable and as may be required by (i) the laws and regulations applicable to its business as a Transfer Agent, including, but not limited to, those set forth in 17 CFR 240.17Ad-6 and 17 CFR 240.17Ad-7, in each case as such regulations may be amended from time to time; and (ii) its record retention policies. The Transfer Agent shall also maintain customary records in connection with its agency for the Fund. To the extent required by applicable law, the Transfer Agent agrees that all such records prepared or maintained by the Transfer Agent relating to the services to be performed by the Transfer Agent hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with applicable law, and will be surrendered promptly to the Fund, or destroyed, on and in accordance with its request. In the event that the Transfer Agent is requested or authorized by the Fund, or required by subpoena, administrative order, court order or other legal process, applicable law or regulation, or required in connection with any investigation, examination or inspection of the Fund by state or federal regulatory agencies, to produce the records of the Fund or the Transfer Agent’s personnel as witnesses or deponents, the Fund agrees to pay the Transfer Agent for the Transfer Agent’s time and expenses, as well as the fees and expenses of the Transfer Agent’s counsel, incurred in such production.

8.4 Compliance Program. The Transfer Agent maintains and will continue to maintain a comprehensive compliance program reasonably designed to prevent violations of applicable law. Pursuant to its compliance program, the Transfer Agent will provide periodic measurement reports to the Fund. Upon reasonable request of the Fund, the Transfer Agent will provide to the Fund compliance certifications with respect to the Transfer Agent’s performance of the services set forth in this Agreement and its internal controls related thereto.

8.5 SSAE16 Reports. The Transfer Agent will furnish to the Fund, on a semi-annual basis, a report in accordance with Statements on Standards for Attestation Engagements No. 16, or any successor auditing standard, as well as such other reports and information relating to the Transfer Agent’s policies and procedures and its compliance with such policies and procedures and with the laws applicable to its business and its services, as the parties may mutually agree upon.

8.6  Disaster Recovery/Business Continuity. The Transfer Agent shall take reasonable steps to minimize service interruptions in the event of equipment failure, work stoppage, governmental action, communication disruption or other impossibility of performance beyond the Transfer Agent’s control. The Transfer Agent shall enter into and shall maintain in effect at all times during the term of this Agreement with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Fund and (ii) emergency use of electronic data processing equipment to provide services under this Agreement. Upon reasonable request, the Transfer Agent shall discuss with the Fund any business continuity/disaster recovery plan of the Transfer Agent and/or provide a high-level presentation summarizing such plan.

8.7 Insurance. The Transfer Agent shall maintain levels and types of insurance coverage that are consistent with the types and levels maintained in the industry by other high quality transfer agents for similarly situated funds as the Fund. The Transfer Agent agrees to provide the Fund with certificates of its insurance coverage as requested by the Fund. To the extent that the parties’ respective policies of insurance provide for coverage of claims for liability or indemnity by such parties, no provision of this Agreement shall be construed to relieve an insurer of any obligation to pay claims to its insured party or parties, which would otherwise be a covered claim in the absence of any provision of this Agreement.

8.8 Cooperation with Accountants. The Transfer Agent shall cooperate with the Fund’s independent public accountants and shall take all reasonable actions in the performance of its obligations under this Agreement to provide such information, as may be reasonably requested by the Fund from time to time, to such accountants for the expression of their opinion.

9. CONFIDENTIALITY
9.1
The parties hereto agree that each shall treat confidentially all information (“Confidential Information”) provided by each party to the other party regarding its business and operations.  All Confidential Information provided by a party hereto shall be used by any other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party.  The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (ii) that is independently derived by any party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (iii) that is disclosed, upon prior notice to the party whose information is being disclosed (to the extent that such notice is permissible), in the manner and to the extent required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iv) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, affiliates, contractors, agents, professional advisors, auditors or persons performing similar functions, as necessary solely for the purpose of rendering services under this Agreement.  Further, each party agrees and represents that in no case would information it provides under this Agreement be used against it in a manner that is adverse to its interests (including its interests in competitive businesses).

9.2
The Transfer Agent will employ reasonable safeguards designed to protect the Fund and each Portfolio’s Confidential Information, which may include but are not limited to the use of encryption technologies, passwords and any other safeguards the Transfer Agent may choose to employ.  To the extent that Transfer Agent’s affiliates or other permitted agents or subcontractors have access to Confidential Information, Transfer Agent shall require that such entities are subject to terms governing confidentiality and security of such information that are substantially similar to those set forth in this Agreement.  At all times, Transfer Agent shall remain responsible and liable for such entities’ compliance with the terms of Section 14.4.

9.3
Transfer Agent agrees to notify promptly the Fund of any breach of this Section 9 or Section 14.4 and to provide the Fund with details as to the nature and extent of the breach, including, but not limited to, the type of confidential or personal information disclosed and the identity of the recipients of such information.

9.4
If applicable, and to the extent reasonably possible, shareholder information made available to third parties by Transfer Agent will be provided on a non-disclosed basis (that is, without information disclosing the identity of the shareholder).

9.5
In the event of breach of the foregoing by either party, the parties agree that, in addition to any other remedies that may be available in law, equity, or otherwise for the disclosure or use of the Confidential Information in breach of this Agreement, the party whose information has been disclosed shall be entitled to seek a temporary restraining order, injunctive relief, or other equitable relief against the continuance of such breach. The above prohibition of disclosure shall not apply to the extent that the Transfer Agent must disclose such Confidential Information to its Delegates pursuant to Section 13 of this Agreement

10.	EFFECTIVE PERIOD AND TERMINATION
10.1 Term. This Agreement shall remain in full force and effect for an initial term ending June 1, 2028 (the “Initial Term”).  After the expiration of the Initial Term, this Agreement shall continue in full force and effect until terminated by either party by an instrument in writing delivered to the other party, such termination to take effect not sooner than sixty (60) days after the date of such delivery or mailing.  During the Initial Term and thereafter, either party may immediately terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within sixty (60) days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.  Upon termination of this Agreement pursuant to this paragraph with respect to the Fund or any Portfolio, the Fund or applicable Portfolio shall pay Transfer Agent its compensation due and shall reimburse Transfer Agent for its costs, expenses and disbursements. Termination of this Agreement with respect to any one particular Portfolio shall in no way affect the rights and duties under this Agreement with respect to the Fund or any other Portfolio.

In addition, the Fund may terminate this Agreement during the Initial Term and thereafter with respect to a Portfolio if, in the Fund’s reasonable opinion, the Transfer Agent has persistently not achieved the performance measures set forth in any service level document (a “Service Level Document”) that may be established in good faith by the parties as key identified performance measures, and a plan or revised plan has not been put into place in accordance with the following procedures: In the event that the Transfer Agent has persistently not met the key identified performance measures set forth in the Service Level Document during any two (2) months of any calendar quarter (as such failure is set forth in the Service Level Document), the Fund may, in its discretion, submit a written deficiency notice to the Transfer Agent outlining the performance deficiencies (“Deficiency Notice”). Such Deficiency Notice shall be provided to the Transfer Agent within twenty (20) days of the end of such calendar quarter. After receipt of such notice, the Transfer Agent shall present the Fund with a written plan (the “Plan”) to address the deficiencies set forth in the Deficiency Notice. Such Plan must be provided to the Fund within thirty (30) days after receipt of the Deficiency Notice. If the Transfer Agent fails to submit a Plan within such 30-day period, the Fund may terminate this Agreement upon sixty (60) days’ written notice to the Transfer Agent. The Fund, in its discretion, may accept or reject the Plan by notifying the Transfer Agent in writing (“Plan Notice”) within fifteen (15) days after receipt of the Plan. If the Fund fails to provide a Plan Notice within such 15-day period, it shall be presumed that the Fund accepted the Plan. In the event the Fund submits a Plan Notice rejecting the Plan, the Transfer Agent shall submit a revised plan (“Revised Plan”) within thirty (30) days after provision of such Plan Notice. If the Transfer Agent fails to submit a Revised Plan within such 30-day period, the Fund may terminate the Agreement upon sixty (60) days’ written notice to the Transfer Agent. The Fund, in its discretion, may accept or reject the Revised Plan by notifying the Transfer Agent in writing (“Revised Plan Notice”) within fifteen (15) days after receipt of the Revised Plan. If the Fund fails to provide a Revised Plan Notice within such 15-day period, it shall be presumed that the Fund accepted the Revised Plan. If the Fund provides a Revised Plan Notice to the Transfer Agent that rejects the Revised Plan, the Fund may, in its discretion, terminate this Agreement upon sixty (60) days’ written notice to the Transfer Agent. Such termination notice must be submitted to the Transfer Agent within sixty (60) days after provision of the Revised Plan Notice.
10.2 Continuation for Wind Down Period. In the event of a termination of this Agreement as of the scheduled expiration of the Initial Term or thereafter, the Fund shall have the option upon forty-five (45) days prior written notice to the Transfer Agent, to extend the term of this Agreement by up to twelve (12) months (the “Wind-Down Period”) in order to facilitate the movement of the Fund’s data and records to a new service provider. The Transfer Agent shall be compensated by the Fund during such Wind-Down Period in accordance with the terms of this Agreement for the term for which it is being extended.
10.3 Deconversion. In the event that this Agreement is terminated or not renewed for any reason by the Fund, the Transfer Agent and the Fund shall mutually agree to the manner and method in which deconversion services are to be provided to the Fund, and the compensation to be provided by the Fund for such deconversion services.
10.4 Loss of Transfer Agent Registration; Change of Control. In addition to any right to terminate set forth in this Agreement, the Fund shall have the right to terminate this Agreement by delivery of written notice to the Transfer Agent, such termination to take effect not sooner than six (6) months after the date of such delivery, if the Transfer Agent (a) ceases to be registered as a transfer agent under the 1934 Act and has failed to initiate appropriate action to reinstate such registration or has publicly expressed its intention to cease its transfer agency business or (b) experiences any transfer of ownership of a controlling interest by or to any person other than an entity which was an affiliate of the Transfer Agent immediately before any such transfer.

11. ADDITIONAL ETF CLASSES
In the event that the Fund establishes one or more classes of exchange-traded shares in addition to the ETF Classes listed on the attached Schedule A, with respect to which the Fund desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such classes of exchange-traded shares shall become an ETF Class hereunder.
12.	ASSIGNMENT
12.1
Except as provided in Section 13 below, neither this Agreement nor any rights or obligations hereunder may be delegated or assigned by either party without the prior written consent of the other party, which shall not be unreasonably withheld. Any attempt to do so in violation of this Section shall be void. Unless specifically stated to the contrary in any written consent to an assignment, no assignment will release or discharge the assignor from any duty or responsibility under this Agreement.

12.2
Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Fund and the Portfolios, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Fund and the Portfolios.  This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective permitted successors and assigns.

12.3
This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Fund.  Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

13. DELEGATION; SUBCONTRACTORS
13.1
The Transfer Agent shall have the right, without the consent or approval of the Fund, to employ agents, subcontractors, consultants and other third parties, whether affiliated or unaffiliated with the Transfer Agent, to provide or assist it in the provision of any part of the services stated herein other than services required by applicable law to be performed by the Transfer Agent (each, a “Delegate” and collectively, the “Delegates”). The Transfer Agent shall be responsible for the services delivered by, and the acts and omissions of, any such Delegate as if the Transfer Agent had provided such services and committed such acts and omissions itself. The Transfer Agent shall be responsible for the compensation of its Delegates. Where required, such Delegate shall be a duly registered transfer agent pursuant to Section 17A(c)(2) of the 1934 Act.

13.2
The Transfer Agent will provide the Fund with information regarding its global operating model for the delivery of the services on a quarterly or other periodic basis, which information shall include the identities of Delegates affiliated with the Transfer Agent that perform or may perform parts of the services, and the locations from which such Delegates perform services, as well as such other information about its Delegates as the Fund may reasonably request from time to time.  Nothing in this Section 13 shall limit or restrict the Transfer Agent’s right to use affiliates or third parties to perform or discharge, or assist it in the performance or discharge, of any obligations or duties under this Agreement other than the provision of the services.

14. MISCELLANEOUS
14.1	Amendment. This Agreement may be amended by a written agreement executed by both parties.
14.2
New York Law to Apply.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York without giving effect to any conflicts of law rules thereof.

14.3
Force Majeure.  Neither party shall be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, acts of war or terrorism, pandemics, governmental actions or communication disruption.

14.4
Data Protection.  The Transfer Agent will implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder.  For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account.  Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

14.5
Survival.  All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

14.6
Severability.  If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

14.7
Priorities Clause.  In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

14.8
Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement.  The failure of a party hereto to exercise or any delay in exercising any right or remedy under this Agreement shall not constitute a waiver of any such term, right or remedy or a waiver of any other rights or remedies. No single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.  Any waiver must be in writing signed by the waiving party.

14.9
Entire Agreement.  This Agreement and any schedules, exhibits, attachments or amendments hereto constitute the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

14.10
Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement.  Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

14.11
Reproduction of Documents.  This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, digital or other similar process.  The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

14.12
Notices.  Any notice instruction or other instrument required to be given hereunder will be in writing and may be sent by hand, or by facsimile transmission, or overnight delivery by any recognized delivery service, to the parties at the following address or such other address as may be notified by any party from time to time:

 (a) If to the Transfer Agent, to:
State Street Bank and Trust Company
Transfer Agency
Attention: Compliance
1776 Heritage Drive
Quincy, MA  02171

With a copy to:

STATE STREET BANK AND TRUST COMPANY
Legal Division
One Congress Street
Boston, MA  02114

(b) If to the Fund, to:

Dimensional Investment Group Inc.
c/o Dimensional Fund Advisors LP
6300 Bee Cave Rd, Building One
Austin, TX 78746
Attn: Legal Department

14.13
Interpretive and Other Provisions.  In connection with the operation of this Agreement, the Transfer Agent and the Fund on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement.  Any such interpretive or additional provisions shall be in a writing signed by all parties, provided that no such interpretive or additional provisions shall contravene any applicable laws or regulations or any provision of the Fund’s Governing Documents.  No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

STATE STREET BANK AND TRUST COMPANY
By:	/s/Suzanne M. Hinckley
	Name:	Suzanne M. Hinckley
	Title:	Senior Vice President

DIMENSIONAL INVESTMENT GROUP INC.
By:	/s/Ryan Buechner
	Name:	Ryan Buechner
	Title:	Vice President

Schedule A

LIST OF ETF CLASSES

U.S. Large Company Portfolio – ETF Class Shares